EXHIBIT 1

Level 18, 275 Kent Street

Sydney, NSW, 2000

ASX

Release

21 SEPTEMBER 2020

Westpac announces new Chief Executive, Consumer

Westpac Group has today announced the appointment of Chris de Bruin as Chief Executive of its Consumer division.

Mr de Bruin has more than 24 years’ experience in the financial services industry globally, including at large banks and challenger brands. He joins Westpac from Deem in Dubai, one of the largest non-bank financial institutions in the Middle East, where he is currently Chief Executive Officer.

Mr de Bruin was previously with Standard Chartered Bank for 13 years where he worked in a number of senior roles across Asia and the Middle East, with his last position being Global Head Retail Products and Digital Banking.

Westpac Group Chief Executive Officer, Peter King, said: “It’s a pleasure to welcome Chris to the Group Executive team.

“Chris has extensive experience in consumer banking, including leading the global retail distribution and product portfolios, as well as several regional consumer businesses, of a multinational bank.

“He also has a strong background in fintech and digital banking, which will be particularly valuable as we work to enhance our digital capability and better meet customers’ changing needs.

“I’d also like to thank Richard Burton for his contribution as Acting Chief Executive Consumer. Richard has done a great job continuing to drive the business and he will continue to remain Acting Chief Executive Consumer until Chris commences,” Mr King said.

Subject to regulatory approvals, Mr de Bruin will commence in the role in early 2021.

About Chris de Bruin

Chris de Bruin has been Group Chief Executive Officer at Deem in Dubai since 2018. Deem has around 230,000 customers and a loan book size of circa AED2 billion (approximately AUD750million). It provides products such as secured and unsecured loans, credit cards, deposits and financial guarantees.

Prior to joining Deem, Chris spent one year based in Toronto as President of Digital Platform at Zafin, a leading financial technology provider. Chris was responsible for the company’s engineering, product development, digital ecosystem and investment in new technologies. Chris worked at Standard Chartered Bank from 2003 and spent 13 years in various roles across Asia and the Middle East, with his most recent role as Global Head Retail Products & Digital Banking. In this role, Chris had oversight of the strategy, development, delivery and competitiveness of the bank’s portfolio of deposit, lending, card and payment products, and was responsible for the soundness of the retail balance sheet.

Mr de Bruin holds a Master of Business Administration from the University of Cape Town as well as a Bachelor of Science (Hons) in Biochemistry and Bachelor of Science (Natural Sciences) from Stellenbosch University in South Africa.

For further information:

David Lording	Andrew Bowden
Group Head of Media Relations	Head of Investor Relations
0419 683 411	0438 284 863

This document has been authorised for release by Tim Hartin, General Manager & Company Secretary.